Medina International Holdings, Inc.
                            10088 6th Street, Suite G
                           Rancho Cucamonga, CA 91730
                            Telephone:(909) 522-4414


                                  March 3, 2009

VIA EDGAR

Securities and Exchange Commission
Attn:    Effie Simpson
Division of Corporation Finance
Mail Stop 3561
Washington, D.C.  20549

Re:      Medina International Holding
         Form 10-KSB for the Fiscal Year Ended April 30, 2008 Filed August 22, 2008 File No. 0-27211

Dear Ms. Simpson:

         We have received your correspondence dated December 10, 2008, regarding our Annual Report on Form 10-KSB for the Fiscal Year Ended April 30, 2008 for Medina International Holdings, Inc. (the Company), filed with the Securities and Exchange Commission on August 22, 2008.

         The responses set forth below have been organized in the same manner in which your comments and headings were organized in the Comment Letter.

Report of Independent Registered Public Accounting Firm, page 36.

1. We note that the PCAOB revoked the registration of your independent accounting firm, Jaspers + Hall, PC. (Jaspers) on October 21, 2008 and as a result, you will be required to change your independent registered accountants. When you engage a new accountant, please report the engagement on a Form 8-K and comply with the requirements of Item 304 of Regulation S-K. In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement. Please note that any filings subsequent to the date of revocation will need to be reviewed by a firm registered with the PCAOB.

     On January 14, 2009, we filed an amended Current Report on Form 8-K, in which we announced the engagement of Ronald R. Chadwick, P.C. as the Company's new independent registered public accountant. We note that any filings subsequent to the date of revocation will be reviewed by Ron Chadwick, PC and that any filings, including our financial statements for the fiscal year ended April 30, 2007, will have been audited by Ron Chadwick, PC. There have been no consultations up through the date of engagement from the new accountants.

Form 10-QSB for the period ended July 31, 2008
Report of Independent Register Public Accounting Firm

2. Please revise to include a properly dated report of the independent registered public accounting firm which indicates that exact date that the report was issued.

     In our Quarterly Report on Form 10-QSB for the period ended July 31, 2008, we did not include a report of the independent registered public accounting firm, since under Regulation S-X (17 CFR 210.8-02) the document does not state that the financial statements were reviewed by the independent registered public accounting firm.


NOTE 3 - Investment

3. Supplentally advise us and expand your disclosure to explain in further detail the specific nature of the $25,000 investment made in Nexgen during 2008. Based on your current disclosures included in Note 4, we are unclear as to whether the Company acquired innovative fire protective equipment in the transaction or gave such equipment to Nexgen in exchange for an investment. Please advise or revise as appropriate.

     During the quarter ended July 31, 2008, the Company made an initial $25,000 of a $125,000 investment in Nexgen, as part of an agreement to obtain a License of the Fire Protective Equipment from Nexgen. As part of the agreement, the Company has committed to pay the remaining balance of $100,000 in exchange for 55% shares in a new company to be formed, as part of the agreement.

         Management has purchased from Nexgen, and has in its possession, one unit of the equipment.

Note 5 Fixed Assets

4. We note that the amount of fixed assets disclosed in Note 5 of $342,993 does not agree to the amount reflected in the Company's April 30, 2008 balance sheet of $318,726. Please reconcile and revise these disclosures. Also, please explain why there was not accumulated depreciation associated with the Company's fixed assets at April 30, 2007.

     In the Company's annual report and the subsequent reports, the amounts disclosed in Note 5 of $342,993 and the Company's balance sheet as of April 30, 2008 of $318,726, disagree due to a clerical error. The correct net balance is $318,726.

     During the year ended April 30, 2008, Company was in the process of developing 21' Fire Rescue Mold. The Molds for the 21' Fire Rescue and the 15' Fire Rescue were completed during the year ended April 30, 2008. Since the Company was in the development stage, no depreciation was expensed upto and including the year ended April 30, 2007. We started depreciating our fixed assets on May 1, 2007.

5. In addition, given the significant operating and net losses experience by the Company during the years ended April 30, 2008 and 2007, please tell us and expand your disclosures in MD&A to explain why the company does not believe that its recorded investment in fixed assets is not impaired at April 30, 2008. As part of your response and your revised disclosures, please explain the methods and significant assumptions used in preparing your impairment analysis for the most recent annual period presented.

     The in-house manufactured molds for our boat models were all completed during the year ended April 30, 2008. The Company is using its molds to create products and extensively market its products around the world. We have sold three boats so far. We have recognized depreciation in the first year of operation. Management is of the view that the molds are still valuable and has the ability to generate revenue in the near future.

Note 9. Stockholders' Equity

6. Please revise the notes to the company's financial statements to disclose the significant terms of all transactions in which the Company issued shares of its common stock for goods or services during the various periods presented in the Company's consolidated statement of changes in Stockholders' equity. Also, please explain how the Company valued the shares issued in all transactions in which shares of the Company's common stock were issued for goods or services.

          We have revised our stockholders' equity note in accordance with your comment.

Note 11. Subsequent Events
Fixed Asset Purchase Agreement

7. We note your disclosure regarding the purchase agreement with MGS Grand and Mardikian Design Associates. Based on the description of the transaction, it appears that this transaction is a business acquisition which should be accounted for pursuant to SFAS No. 141, rather than an acquisition of fixed assets. In this regard, we note from the disclosure in Note 1 to your July 31, 2008 interim financial statements included in your Form 10-Q, that the transaction has to be completed upon delivery of audited financial statements for Modena Sports Design, LLC which was expected within 120 days of the agreement. Supplentally, advise us and substantially expand your disclosure to describe the transaction in detail and disclose the amount of the purchase price and how it was calculated or determined. Also, please ensure that the notes to your financial statements include all of the disclosures required by paragraphs 51, 52, and 54 of SFAS No. 141, as applicable. Refer to the guidance outlined in paragraph 57 of SFAS No. 141.

     Medina International Holdings, Inc. acquired Modena Sport Design, LLC ("Modena," "Harbor Guard Boats"), which does business as Harbor Guard Boats, for 5,500,000 shares of common stock of the Company in exchange for all shares of Modena. The 5,500,000 shares of the Company will be distributed between two entities; 5,445,000 shares to MGS Grand Sports, Inc. and 55,000 shares to Mardikian Design. Modena is owned by MGS Grand Sports, Inc. and Albert Mardikian. Modena Sport Design, LLC, is a manufacturing company, which manufactures patented and unpatented fire and rescue watercrafts ranging from 18 feet to 37 feet in length. The primary reason for the acquisition is to extend the number of products of the Company. According to the agreement, the Company will bear the regulation expenses, accounts payable liabilities of Modena, the rent payables of Modena, as well as the cost of audit of Modena's financial statements. In addition, the Company will obtain the name of the Modena Sports Design, LLC, all license rights under Modena, and fixed assets of Modena. The income statements and balance sheets of Modena have not been consolidated with the Company's financial statements due to pending of the audit of Modena's financial statements. The amount of the R & D expenses were written off by the Modena Sports Designs, LLC.


     The Company also purchased molds and tools for the manufacturing of the fire and rescue watercrafts from MGS Grand Sport, Inc ("MGS") in exchange for 5,500,000 shares of common stock of the Company. The 5,500,000 shares of the Company will be distributed between two entities; 5,445,000 shares to MGS Grand Sports, Inc. and 55,000 shares to Mardikian Design. Patents were licensed by Albert Mardikian, MGS Grand Sports, Inc. The basis was based on the number of shares held by major shareholders of the company.


8. Furthermore, to the extent this transaction is material to your financial statements, please file a report on Form 8-K which includes audited financial statements and pro forma financial information giving effect to the acquisition transaction as required by Rules 8-04 and 8-05 of Regulation S-X. Also, see Item 2.01 of Form 8-K.

     Management is currently in the process of getting the audit of the financial statements of Modena Sport Designs, LLC, which will be filed on Form 8-K.

9. Alternatively, if the Company does not believe this transaction represents the acquisition of a business, please explain in detail your basis for this conclusion. Refer to the guidance outlined in Rule 11-01(d) of Regulation S-X and EITF 98-3.

         This  question  does  not  apply,  as  management   believes  that  the
transaction with Modena Sport Design, LLC is an acquisition.



         If you have any questions, please let me know.

         Thank you for your attention to this matter.

                                   Sincerely,


                                  Daniel Medina